UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bridgeline Digital, Inc
(Name of Issuer)

Common stock
(Title of Class of Securities)

10807Q403
(CUSIP Number)

Ziyad Binsalamah
2806-1850 Old Main Street
Houston, Texas, 77030, USA
(Name, Address of Person Authorized to Receive Notices and Communications) 8/14/2019
(Date of Event which Requires Filing of this Statement)

CUSIP No.	10807Q403

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Ziyad Binsalamah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  [   ]
(b)  [   ]
3	SEC USE ONLY


4	SOURCE OF FUNDS (See Instructions)
	PF
5	DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
	                                                                       [   ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Saudi Arabia
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH	7	SOLE VOTING POWER
		48,655
	8	SHARED VOTING POWER
		48,655
	9	SOLE DISPOSITIVE POWER
		48,655
	10	SHARED DISPOSITIVE POWER
		48,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	48,655
12	THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	     	[   ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.74%
14	TYPE OF REPORTING PERSON (See Instructions)
	IN


Item 1.	Security and Issuer
(a) Name of Issuer BRIDGELINE DIGITAL, INC.
(b) Address of Issuer's Principal Executive Offices
100 Summit Drive Burlington, Massachusetts, 01803
Item 2. Identity and Background
(a) This statement on Schedule 13D is filed by Ziyad Binsalamah;
an individual legal resident of the state of Texas
(b) Address 2806-1850 Old Main Street, Houston, TX, 77030
(c) The Reporting Person is an individual investor
(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding
(e) The reporting person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
(f) The reporting person is a citizen of Saudi Arabia

Item 3. Source or Amount of Funds or Other Consideration
  A total amount of approximately $250,000.00 was paid to acquire the Shares reported as beneficially owned by the Reporting Person.
The funds used to purchase these securities personal funds.
All Shares were purchased in the open market
Item 4. Purpose of Transaction
  The Reporting Person purchased the Shares reported herein as a passive investor based on the Reporting Person belief that such securities represented an attractive opportunity.
  Depending on overall market conditions,
other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor to
(i) increase or decrease his position in the Issuer through , among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such items and at such times as the Reporting Person may deem advisable and/or (ii) enter into transaction that increase or hedge the Reporting Person economic exposure to the Shares without affecting the Reporting Person beneficial ownership of shares.
  The Reporting person has no plans
to interfere with the Issuers plan or operations.

Item 5. Interest in Securities of the Issuer
(a)	The aggregate percentage of shares reported
owned by the Reporting Person is based
on 2,794,308.00 Shares outstanding, which is the total
number of Shares outstanding as reported in the 10-Q Quarterly report on August 14, 2019
As of August 19, 2019, Ziyad Binsalamah beneficially owns 48,655 or 1.74% of the outstanding Shares.
All Shares are held by the Reporting Person.
The Reporting Person does not own any Senior notes.
(b)	The Reporting Person has sole power to
vote and dispose of the 48,655 shares held by him individually.
(c)	The following Shares were purchased in the open market
during the prior 60 days (based on settlement date):

Purchaser	DATE	Number of Shares	PRICE
Ziyad Binsalamah	7/26/2019	18	1.999
Ziyad Binsalamah	7/26/2019	6000	1.99
Ziyad Binsalamah	7/17/2019	1	2.2599
Ziyad Binsalamah	7/12/2019	10	2.49
Ziyad Binsalamah	7/12/2019	266	2.3
Ziyad Binsalamah	7/12/2019	4934	2.4
Ziyad Binsalamah	6/28/2019	4	2.7
Ziyad Binsalamah	6/28/2019	10	2.7
Ziyad Binsalamah	6/28/2019	100	2.58
Ziyad Binsalamah	6/28/2019	100	2.58
Ziyad Binsalamah	6/28/2019	100	2.58
Ziyad Binsalamah	6/28/2019	100	2.58
Ziyad Binsalamah	6/28/2019	100	2.59
Ziyad Binsalamah	6/28/2019	100	2.59
Ziyad Binsalamah	6/28/2019	100	2.59
Ziyad Binsalamah	6/28/2019	100	2.59
Ziyad Binsalamah	6/28/2019	100	2.59
Ziyad Binsalamah	6/28/2019	100	2.62
Ziyad Binsalamah	6/28/2019	100	2.68
Ziyad Binsalamah	6/28/2019	100	2.7
Ziyad Binsalamah	6/28/2019	200	2.58
Ziyad Binsalamah	6/28/2019	200	2.66
Ziyad Binsalamah	6/28/2019	200	2.68
Ziyad Binsalamah	6/28/2019	200	2.68
Ziyad Binsalamah	6/28/2019	300	2.62
Ziyad Binsalamah	6/28/2019	300	2.66
Ziyad Binsalamah	6/28/2019	500	2.62
Ziyad Binsalamah	6/28/2019	500	2.66
Ziyad Binsalamah	6/28/2019	1156	2.45
Ziyad Binsalamah	6/24/2019	1000	2.49
Ziyad Binsalamah	6/21/2019	1	2.5
Ziyad Binsalamah	6/14/2019	1	2.69
Ziyad Binsalamah	6/14/2019	1	2.71
Ziyad Binsalamah	6/14/2019	1	2.72
Ziyad Binsalamah	6/14/2019	1	2.75
Ziyad Binsalamah	6/14/2019	1	2.77
Ziyad Binsalamah	6/14/2019	1	2.78
Ziyad Binsalamah	6/14/2019	1	2.8
Ziyad Binsalamah	6/14/2019	4	2.99
Ziyad Binsalamah	6/14/2019	10	3
Ziyad Binsalamah	6/14/2019	40	2.89
Ziyad Binsalamah	6/14/2019	100	2.92
Ziyad Binsalamah	6/14/2019	143	2.74
Ziyad Binsalamah	6/14/2019	250	2.81
Ziyad Binsalamah	6/14/2019	300	2.91
Ziyad Binsalamah	6/14/2019	500	2.9
Ziyad Binsalamah	6/14/2019	967	2.76
Ziyad Binsalamah	6/14/2019	1800	2.99
Ziyad Binsalamah	6/3/2019	1	3.0647
Ziyad Binsalamah	6/3/2019	5	3.17
Ziyad Binsalamah	6/3/2019	135	3.3
Ziyad Binsalamah	6/3/2019	3595	3.3
Ziyad Binsalamah	5/31/2019	190	3.39

The following Shares were sold in the open market during
the prior 60 days (based on settlement date):
None
(d)	No person other than the Reporting Person is known to have
the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares
(e)	 Not applicable
Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issue
There are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
None
Item 8. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or
with the effect of changing or influencing the control of
the issuer of the securities
and were not acquired and are not held in connection
with or as a participant
in any transaction having that purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement
is true, complete and correct.
8/19/2019
Dated
/s/
Signature
Ziyad Binsalamah, MD
Name/Title